06050343

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 2 8 2006 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Absolute Return Advisors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7190 Main Street
(No. and Street)

Manchester Center (City) VT (State) 05255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

PROCESSED
SEP 1 1 2006
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siliski & Buzzell, P.C.
(Name – *if individual, state last, first, middle name*)

49 North Main Street (Address) Rutland, (City) VT (State) 05701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED SEP 0 1 2006 BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adam O. Thast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Absolute Return Advisors, Ltd., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16
2) Rule 17a-5(b) [ ] 17
3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19
5) Other [ ] 26

NAME OF BROKER-DEALER: Absolute Return Advisors, Ltd. [13]

SEC FILE NO. 8-50104 [14]

FIRM I.D. NO. 42938 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

7190 Main Street [20]
(No. and Street)

Manchester Center [21] Vermont [22] 05255 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 01/01/05 [24]

AND ENDING (MM/DD/YY) 12/31/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Berti [30]

(Area Code) — Telephone No. 802/362-0825 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________, ____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

70

Siliski & Buzzell, P.C.

ADDRESS

49 North Main Street	71	Rutland	72	Vermont	73	05701	74
Number and Street		City		State		Zip Code	

CHECK ONE

- [X] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

as of 12/31/05

BROKER OR DEALER Absolute Return Advisors, Ltd.

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			[1460]
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1470]
B. Other	$ [1040]	$ [1250]	$ [1480]
18. Securities sold under repurchase agrement		[1260]	
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		[1510]
2. Other	[1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	[1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of ......$ [950]	[1120]		[1580]
B. Commodities accounts	[1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of ....$ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	26,450 [1170]		26,450 [1640]
C. Income taxes payable	[1180]		[1650]
D. Deferred income taxes		[1370]	[1660]
E. Acrued expenses and other liabilities	9,538 [1190]		9,538 [1670]
F. Other	101,604 [1200]	[1380]	101,604 [1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Absolute Return Advisors, Ltd. as of 12/31/05

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]	$ [1390]	$ [1690]
B. Secured	$ [1211]		[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	$ [1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		$ [1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ 137,592 [1230]	$ [1450]	$ 137,592 [1760]

Ownership Equity		Total
27. Sole Proprietorship		$ [1770]
28. Partnership-limited partners	$ [1020]	$ [1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		$ 71,380 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		527,603 [1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 598,983 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 736,575 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

as of 12/31/05

BROKER OR DEALER Absolute Return Advisors, Ltd.

STATEMENT OF FINANCIAL CONDITION

	ASSETS Allowable	Non-Allowable	Total
E. Stocks and warrants	$ [410]		
F. Options	[420]		
G. Arbitrage	[422]		
H. Other securities	[424]		$ [850]
I. Sport commodities	[430]		
8. Securities owned not readily marketable: A. At Cost $ [130]	[440]	$ [610]	[860]
9. Other investments not readily marketable: A. At Cost $ [140] B. At estimated fair value	[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: A. Exempted securities $ [150] B. Other $ [160]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral: A. Exempted securities $ [170] B. Other $ [180]	[470]	[640]	[890]
12. Memberships in exchanges: A. Owned, at market value $ [190]		[650]	
B. Owned at cost			
C. Contributed for use of company, at market value		[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)	[490]	106,296 [680]	106,296 [920]
15. Other Assets: A. Dividends and interest receivable	[500]	[690]	
B. Free shipments	[510]	[700]	
C. Loans and advances	[520]	[710]	
D. Miscellaneous	[530]	5,245 [720]	5,245 [930]
16. TOTAL ASSETS	$ [540]	$ [740]	$ 736,575 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

N 2 [100]

BROKER OR DEALER Absolute Return Advisors, Ltd.

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/05 [99] [98]
SEC FILE NO. ______
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 323,419 [200]		$ 323,419 [750]
2. Cash segregated in compliance with federal and other regulations	[210]		[760]
3. Receivable from brokers or dealers and clearing organizations:			
A. Failed to deliver:			
1. Includable in "Formula for Reserve Requirements"	[220]		[770]
2. Other	[230]		
B. Securities borrowed:			
1. Includable in "Formula for Reserve Requirements"	[240]		[780]
2. Other	[250]		
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[260]		[790]
2. Other	[270]		
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[280]		264,368 [800]
2. Other	264,368 [290]		[810]
E. Other	[300]	$ [550]	
4. Receivables from customers:			
A. Securities accounts:			
1. Cash and fully secured accounts	[310]		
2. Partly secured accounts	[320]	[560]	
3. Unsecured accounts		[570]	
B. Commodity accounts	[330]	[580]	[820]
C. Allowance for doubtful accounts	( ) [335]	( ) [590]	
5. Receivables from non-customers:			
A. Cash and fully secured accounts	[340]	37,247 [600]	37,247 [830]
B. Partly secured and unsecured accounts	[350]		
6. Securities purchased under agreements to resell	[360]	[605]	[840]
7. Securities and spot commodities owned, at market value:			
A. Bankers acceptances, certificates of deposit and commercial paper	[370]		
B. U.S. and Canadian government obligations	[380]		
C. State and municipal government obligations	[390]		
D. Corporate obligations	[400]		

OMIT PENNIES

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER: Absolute Return Advisors, Ltd.

For the period (MMDDYY) from 01/01/05 [3932] to 12/31/05 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in listed equity securities executed on an exchange		$ 2,044,092	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter			3937
c. Commissions on listed option transactions			3938
d. All other securities commissions			3939
e. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in over-the-counter equity securities			3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities	3943		
b. From trading in debt securities			3944
c. From market making in options on a national securities exchange			3945
d. From all other trading			3949
e. Total gains or (losses)			3950
3. Gains or losses on firm securities investment accounts			
a. Includes realized gains (losses)	4235		
b. Includes unrealized gains (losses)	4236		
c. Total realized and unrealized gains (losses)			3952
4. Profits or (losses) from underwriting and selling groups			3955
a. Includes underwriting income from corporate equity securities	4237		
5. Margin interest			3960
6. Revenue from sale of investment company shares			3970
7. Fees for account supervision, investment advisory and administrative services		175,062	3975
8. Revenue from research services			3980
9. Commodities revenue			3990
10. Other revenue related to securities business			3985
11. Other revenue		4,194	3995
12. Total revenue		$ 2,223,348	4030
EXPENSES			
13. Registered representative's compensation		$	4110
14. Clerical and administrative employees' expenses		299,258	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers		208,378	4120
a. Includes interest credited to General and Limited Partners capital accounts	4130		
16. Floor brokerage paid to certain brokers (see definition)		107,128	4055
17. Commissions and clearance paid to all other brokers (see definition)		60,657	4145
18. Clearance paid to non-brokers (see definition)			4135
19. Communications		51,385	4060
20. Occupancy and equipment costs		85,802	4080
21. Promotional costs			4150
22. Interest expense		1,024	4075
a. Includes interest on accounts subject to subordination agreements	4070		
23. Losses in error account and bad debts			4170
24. Data processing costs (including service bureau service charges)			4186
25. Non-recurring charges			4190
26. Regulatory fees and expenses		6,558	4195
27. Other expenses		1,377,871	4100
28. Total expenses		$ 2,198,071	4200
NET INCOME			
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		25,277	4210
30. Provision for Federal income taxes (for parent only)			4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
32. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
33. Cumulative effect of changes in accounting principles			4225
34. Net income (loss) after Federal income taxes and extraordinary items		$ 25,277	4230
MONTHLY INCOME			
35. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 5,258	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

as of 12/31/05

BROKER OR DEALER Absolute Return Advisors, Ltd.

COMPUTATION OF NET CAPITAL

Item			Amount	Code
1. Total ownership equity from Statement of Financial Condition - Item 1800			$ 598,983	3480
2. Deduct Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital				3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 598,983	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		$ 143,591 [3540]		
1. Additional charges for customers' and non-customers' security accounts		$ [3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver	[3450]	[3570]		
1. Number of items				
C. Aged short security differences-less reserve of	$ [3460]	[3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]		
F. Other deductions and/or charges		[3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			(143,591)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 455,392	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		$ [3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
2. U.S. and Canadian government obligations		[3690]		
3. State and municipal government obligations		[3700]		
4. Corporate obligations		[3710]		
5. Stocks and warrants		[3720]		
6. Options		[3730]		
7. Arbitrage		[3732]		
8. Other securities		[3734]		
D. Undue Concentration		[3650]		
E. Other (List)		[3736]	( )	3740
10. Net Capital			$ 455,392	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

as of 12/31/05

BROKER OR DEALER Absolute Return Advisors, Ltd.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Item		Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$	9,173	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14.	Excess net capital (line 10 less 13)	$	205,392	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	441,633	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Item		Amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$	137,592	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19.	Total aggregate indebtedness				$	137,592	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	30.21	3850
21.	Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less item 4880 page 25)				%	30.21	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Item		Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28.	Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

Line	Item		Amount	Code
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0	3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	0	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.